EXHIBIT 99.1

                Shareholder Proposal Receives Increased Support;
                 92 Percent of PGLD Outside Shares Demand Change

New York, New York, February 5, 2004 - Wynnefield Capital, Inc., responded today to preliminary vote counts announced at the Phoenix Gold International, Inc., annual meeting of shareholders held February 3, 2004. Wynnefield observed that the voting results for director elections and Wynnefield's shareholder proposal for cumulative voting in director elections reflect outside shareholders' growing demand for a voice in the direction of Phoenix Gold.

Nelson Obus of Wynnefield commented "When you exclude the 66.5 percent of insider shares that are voted by Phoenix Gold's CEO, the result is that nearly 60 percent of the outside shareholder vote was unwilling to support management's nominees this year, even without alternative director nominees on the ballot, and over 90 percent of the outside shareholder vote demanded an opportunity to be heard on the board through cumulative voting. When you also exclude Wynnefield's shares, 78 percent of votes unaffiliated with either Wynnefield or management were cast in favor of the cumulative voting proposal, marking a 15 percent increase compared to our similar proposal at last year's meeting. We think management should listen to this clear message and voluntarily take the steps to implement cumulative voting for next year's director elections or we will again have to submit a shareholder proposal."

The preliminary results indicate that, excluding shares owned or controlled by management, 92 percent of shares voted were cast in favor of the shareholder proposal (up from 87 percent in favor of Wynnefield's similar proposal at last year's meeting). Excluding shares owned or controlled by either management or Wynnefield, 78 percent of shares voted were cast in favor of the proposal (up from 63 percent last year).

An increasing number of shareholders also withheld their votes from management's director nominees. Excluding shares owned or controlled by management, 59 percent of votes cast were withheld from management's nominees (up from 54.5 percent last year). Of note, no alternatives to management's nominees appeared on the ballot.

Wynnefield Capital, Inc., is a value investor specializing in U.S. small cap companies. For more information, contact Nelson Obus at (212) 760-0134.